Exhibit 12.1


   Ration of Earnings To Combined Fixed Charges And Preferred Stock Dividends

     The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

                                           For the Year   For the Year   For the Year   For the Year   For the Year
                                              Ended          Ended          Ended          Ended          Ended
                                           December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003
                                           ------------   ------------   ------------   ------------   ------------

Net (loss) income before taxes             $    423,904   $    101,678   $      1,497   $    253,050   $    180,103
Add:  fixed charges (interest expense)        1,926,465      1,055,013        568,560        270,116        182,004
      preferred stock dividend                   21,493         19,557         14,593          7,745              -

Earnings as adjusted                       $  2,371,862   $  1,176,248   $    584,650   $    530,911   $    362,107

Fixed charges (interest expense)
    + preferred stock dividend             $  1,947,958   $  1,074,570   $    583,153   $    277,861   $    182,004

Ratio of earnings to combined fixed charges
    and preferred stock dividends                 1.22X          1.09X          1.00X         1.91X           1.99X

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